UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On April 20, 2005, Husky Energy Inc. issued a press release announcing its quarterly dividend for the three month period ended March 31, 2005. The press release is attached hereto as Exhibit A.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HUSKY ENERGY INC.



                                             By: /s/ Neil D. McGee
                                                 ------------------------------
                                                 Neil D. McGee
                                                 Vice President & Chief
                                                 Financial Officer


Date: April 20, 2005

                                                                       EXHIBIT A
                                                                       ---------

P R E S S    R E L E A S E
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
                                                                          2005

                                        HUSKY ENERGY INC.

                                        BUILDING ON THE HORIZON
--------------------------------------------------------------------------------

                                                                  April 20, 2005

For immediate release

                    HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND

CALGARY, ALBERTA - Husky Energy Inc. is pleased to announce that its Board of Directors has increased the quarterly dividend from $0.12 to $0.14 per share on its common shares for the three-month period ended March 31, 2005. The dividend is payable on July 1, 2005 to shareholders of record at the close of business on May 27, 2005. The increase to the quarterly dividend on Husky Energy's common shares by approximately 17 percent reflects the strong balance sheet and financial resources of the company.

Husky Energy is a Canadian based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

                                      -30-

For further information, please contact:

Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938



       707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
                     T: (403) 298-6111    F: (403) 298-7464
--------------------------------------------------------------------------------